SCHEDULE 13D
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                ____NWH, Inc.___
                                (Name of Issuer)

                               (Amendment No. 1)*

                                  Common Stock
                         (Title of Class of Securities)

                                   62946E106
                     (CUSIP Number of Class of Securities)

                              Sterling S. Hathaway
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                 (310) 662-1900
                      -------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 19, 2003
                     -------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  233,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  233,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  233,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  233,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  233,300558

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  233,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  233,300

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  233,300

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  233,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D Amendment is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D Amendment relates to the common stock, no par value per share, of NWH, Inc., a Delaware corporation (the
"Issuer" or "Company") as of March 19, 2003. Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D Amendment relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. By this Schedule 13D Amendment, the Reporting Persons hereby amend the Schedule 13D originally filed on December 13, 2002 (the "Original Schedule 13D Filing"). Except as set forth herein, the Original
Schedule 13D Filing is unmodified.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D Amendment relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 156 West 56th Street, Suite 2001, New York, NY 10019.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,825,801

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Immediately following the Original Schedule 13D Filing, Chapman Capital received unsolicited communications from numerous institutional and retail owners of the Issuer expressing their support for a replacement of the Chief Executive Officer of the Issuer. Chapman Capital subsequently conveyed this apparently widespread support for a "regime change" to the Issuer's Board of Directors. However, two of such directors, Messrs. Thomas R. DiBenedetto and Louis B. Lloyd, have become wholly unresponsive to the business communications of several large public owners of the Issuer. As a result of this adverse development in the Issuer's corporate governance, the Reporting Persons transmitted a letter to these two uncooperative fiduciaries on March 19, 2003, in which they demanded that the Issuer's Board of Directors either a) sell the Issuer, as a whole or through a two-step transaction led by the auction of Electronic Network Systems, Inc. conducted by an investment banking firm, to the highest bidder, or b) obtain the immediate resignation of Terrence S. Cassidy, the Issuer's current Chief Executive Officer and President. The correspondence, dated March 19, 2003, is attached hereto as Exhibit C.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing owner value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D (and may therefore require a further Schedule 13D amendment), including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibits B and C, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 233,300 shares of Common Stock constituting 8.0% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) No transactions were effected by the Reporting Persons during the past sixty (60) days.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of December 13, 2002, by and among the members of the Reporting Persons (previously filed with the Original
Schedule 13D Filing).

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Terrence S. Cassidy, CEO and President of the Company, dated December 13, 2002 (previously filed with the Original Schedule 13D Filing).

     Exhibit C - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Messrs. Thomas R. DiBenedetto and Louis B. Lloyd, both directors of the Issuer, dated March 19, 2003.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 2003                        CHAP-CAP PARTNERS, L.P.
                                             By: Chapman Capital L.L.C.,
                                                 as General Partner

                                             By: /s/ Robert L. Chapman, Jr.
                                                 ---------------------------
                                                 Name:  Robert L. Chapman, Jr.
                                                 Title: Managing Member


Dated: March 19, 2003                        CHAPMAN CAPITAL L.L.C.


                                             By: /s/ Robert L. Chapman, Jr.
                                                 ---------------------------
                                                 Name:  Robert L. Chapman, Jr.
                                                 Title: Managing Member



Dated: March 19, 2003


                                             /s/ Robert L. Chapman, Jr.
                                             ---------------------------
                                             Robert L. Chapman, Jr.

                                    Exhibit C


                        CHAPMAN CAPITAL L.L.C. LETTERHEAD


Robert L. Chapman, Jr.
Managing Member



                                                              March 19, 2003



Mr. Thomas R. DiBenedetto
Director, NWH, Inc.
c/o Junction Investors, Ltd./
Boston International Group LP
84 State Street, 2nd Floor
Boston, MA  02109
Phone:  (617) 248-9600
Facsimile: (617) 248-9652

Mr. Louis B. Lloyd
Director, NWH, Inc.
c/o Belfinance Haussman
156 West 56th Street
New York, NY  10019
Phone: (212) 581-1515
Facsimile: (631) 694-9412

Via United Parcel Service Overnight Delivery

Dear Messrs. DiBenedetto & Lloyd:

     Last year, Chap-Cap Partners, L.P. ("CCP"), through its general partner Chapman Capital L.L.C. ("CCLLC"), informed the entire Board of Directors (the "Board") of NWH, Inc. ("NWH" or "the Company") that CCP had acquired a 7.1% ownership stake. CCP accumulated such a sizable percentage of NWH by simulating the culling character of a porcelain receptacle into which dyspeptic owners of NWH hopelessly heaved their stock at prices up to 75% below its level three years ago. In a letter dated December 13, 2002 (the "Original 13D Letter") heralding CCP's becoming NWH's third largest public owner, CCLLC emphasized that four eventless months had expired since NWH had announced that it "continued to consider actively all means of maximizing value, such as continued investment in ENS' future growth or its possible disposition, which we believe could be effected well in excess of its current book value [emphasis added], as well as possible acquisitions." Another three months later, NWH still has not announced any news regarding ENS (Electronic Network Systems, Inc.) or the Company as a whole that has been able to inspire market appreciation of the Company's shares. It should be noted that following the long-awaited announcement of ENS's signing a claims services contract with Pacificare Health Systems, Inc. on January 23, 2003, NWH's stock actually declined that day and immediately thereafter despite certain claims of the pseudoevent's high materiality.

     The Original 13D Letter sent to NWH's Board also expounded on the troubling professional background and personal deportment of NWH's board-approved CEO and President, Mr. Terrence S. Cassidy. Yet, rather than review Mr. Cassidy's executive behavior and rectify it immediately, it appears that the Board huddled together heedlessly in NWH's back seat while Mr. Cassidy continued to swerve figuratively into trusting NWH owners walking along Shareholder Road. Supporting our opinion are evidentiary reports that late last year Proxymed, Inc. (NASDAQ:
PILL) offered approximately $25 million in stock and cash for NWH's ENS division. Unfortunately, it appears that Proxymed's discomfiture in dealing with Mr. Cassidy's rumored deal-thwarting expertise (including not returning Proxymed's phone calls, seemingly right out of the NWH Officer/Employee/Director Handbook) reached such a state of vexation that its CEO Michael Hoover reportedly felt the need to circumvent Mr. Cassidy by communicating the ENS offer directly to one of NWH's owners. Even though NWH's outside counsel James Kardon apparently did not consider the Proxymed bid sufficiently material (or the rumors in the market thereof) to warrant public disclosure, NWH baselessly threatened to sue its own public owner for its demand that NWH issue a press release confirming market rumors that NWH had received such a proposal. Soon thereafter in January 2003, Proxymed apparently reached its corporate limit of "Cassidy Pain Tolerance" and resorted to the alternative $23 million acquisition of MedUnite, Inc., a full service information technology firm that competes against ENS in offering paper-free healthcare transaction services. As any investment banking firm retained by NWH could have told you last year, losing one of a small number of prospective bidders has the destructive ability to derail any auction process. It is our fear that Mr. Cassidy not only caused such a derailment, but actually may have sought such an outcome (failed auction) given his personal financial upside from maintaining the status quo -- free stock option grants and a quarter-million dollar annual salary that continues to hit his Form 1040 as long as NWH's Board is kind enough to employ him.

     Since we sent the Original 13D Letter to Mr. Cassidy and his director-friends who control NWH's Board, to our chagrin the only individuals who have exhibited even a rudimentary comprehension of the fiduciary duties owed by public company directors to those companies' owners are Mr. Michael A. McManus, Jr. and Mr. Vincent Tese. In both of these NWH directors' cases, they have responded to long term owners' legitimate concerns (described in the Original 13D Letter) by allocating a mere five to ten minutes to discuss non-Regulation FD-protected matters with these owners. Despite admitting to a thirty year personal relationship with Mr. Cassidy, Mr. McManus not only returned CCLLC's business inquiry on December 13, 2002, but also promptly has returned CCLLC's business calls on January 29, 2003, February 3, 2003, February 24, 2003 and most recently on March 10, 2003. To Mr. Tese's credit was a return call and business conversation on March 7, 2003, a particularly commendable reply given that Mr. Tese apparently was on vacation with his family at the time. We ascribe such professionalism to the fact that both Messrs. McManus and Tese have extensive public company executive and directorship experience, with the former currently serving as CEO of Misonix, Inc. and the latter on the board of directors of such prestigious public companies as Bear Stearns Companies Inc., Cablevision Systems Corporation, Allied Waste Industries, Inc. and Mack-Cali Realty Corporation. I feel confident that both of these American business leaders would act responsively and responsibly to the entreaties of any NWH owner, large or small, who contacted them with business matters relating to the Company.

     In stark contrast to the impressive resumes and exemplary professional conduct of Messrs. McManus and Tese have been the rebarbative behavior of Mr. Thomas R. DiBenedetto and the pathetically evasive tactics of Mr. Louis Lloyd, both putative fiduciaries to the owners of NWH, Inc. Mr. DiBenedetto and Mr. Lloyd's apparent disregard for NWH's non-management owners such as CCP and Strome Investment Management, L.P. (merely the second and third largest public owners of NWH) continues to be flaunted in the very faces of the owners whose financial interests they are legally bound to serve. Indeed, after months of diagnosis CCLLC has concluded that these two fiduciaries may have become afflicted with "Deadbeat Director Disease" ("DDD"). For those not psychoanalytically in the know, the three most salient symptoms of one suffering from DDD are as follows: 1) the director appearing to be uninformed and/or apathetic regarding subject matters affecting the public company's operations and ensuing value, often due to the director's expending a miniscule percentage of his/her own money to purchase the company's shares in the open market; 2) the apparent shirking of the director's responsibility to the public company's owners for whom all directors work, exhibited by the director's general disregard for these owners' suggestions and/or demands while hiding behind the Business Judgment Rule; and 3) the appearance in the director of an intransigent reflex to defend the public company's management from outraged, financially-battered public owners rather than the converse protection of those trusting owners from alleged ineptitude, malfeasance and/or fraud committed by those very executives. As I am sure you both are aware, DDD is the very disease that plagued the directors of Enron Corporation as they allowed its CEO Kenneth Lay to operate the enterprise into bankruptcy. We also believe that DDD contaminated the professional and ethical judgment of Worldcom, Inc.'s directors as their lax oversight of CEO Bernie Ebbers coincided with the company's sudden disconnection from solvency.

     We view Mr. DiBenedetto's behavior as a public company director qualifies him to serve as poster boy for a campaign against weak "independent" board directorships. On March 7, 2003, the second consecutive day of my firm's attempts to reach Mr. DiBenedetto at the offices of Junction/Boston International Group, Inc., his cousin Larry answered my call and advised that I call the NWH director on a mobile business telephone number that he provided me. Upon doing so, I was informed by Mr. DiBenedetto that I had reached him "at a luncheon" and that he would "get back" to me shortly. When I had not received this promised response by the following afternoon of March 8, 2003, I left Mr. DiBenedetto a voice message informing him of CCLLC's continued dismay over what we view as NWH's mismanagement by Mr. Cassidy and the Board's apparent inability to conclude successfully the auction of NWH or its ENS division. Within this voice message, I noted that prospective NWH/ENS acquirer and competitor WebWD Corporation had experienced a doubling of its stock price since Mr. Cassidy had announced that ENS was subject to "possible disposition" some seven months earlier. I emphasized that such appreciation in WebMD's acquisition currency, when accompanied by NWH's conventional retention of any of hundreds of underutilized investment bankers wandering Wall Street, should have facilitated the sale of NWH/ENS given that NWH's stock had underperformed WebMD's shares by 70 percentage points over the same period.

     In line with his repugnant disrespect of certain owners of NWH (despite owing them a fiduciary duty), Mr. DiBenedetto failed to return CCLLC's communication for another two days, requiring our firm to call him once again on March 10, 2003. Upon reaching Mr. DiBenedetto on the business line provided to me by his cousin, I was appalled when Mr. DiBenedetto claimed he could not talk because he was "at a ball game" and then immediately disconnected the call. Over the next week, I made further attempts to engage Mr. DiBenedetto at times when he wasn't occupied with such consequential and momentous occasions as those involving his spectating uniformed men swinging dense wooden sticks at little white balls. Unfortunately, it appears that other luncheons or ball games may have been occupying Mr. DiBenedetto at the time of those calls as he kept himself unavailable to discuss NWH's problems with my firm. Until my own business experiences with Mr. DiBenedetto, I could not understand why another NWH owner had referred to him as "Tommy Di-Bene-Deadbeat." Now, the derivation of this moniker has become painfully clear.

     Furthermore, I do not understand why NWH would have as a director someone such as Mr. Louis B. Lloyd, who had been embroiled in vicious litigation with Republic New York Securities (RNYS) following the termination of his employment therewith. Extremely disconcerting was our discovery that Mr. Lloyd's action against RNYS reportedly alleged, among other things, "unjust enrichment and misappropriation of proprietary business assets in connection with the development of a business plan." One would assume that as a NWH director, someone so viscerally repulsed by such purported professional misbehavior would be on high-alert in supervising Mr. Cassidy's own personal, arguably unjust enrichment (i.e., $260,000/year salary, bonuses and other incentives that essentially involve the transfer of company assets from its other owners to Mr. Cassidy). Furthermore, according to Investment Dealers' Digest, during the successful part of Mr. Lloyd's career he had been "a senior institutional equity pro who spent 10 years as head of Shearson Lehman Brother's institutional equity department before being ousted in a reorganization." As a result, Mr. Lloyd should be intimately familiar with, and thus able to formulate, a reorganization of NWH that would lead to Mr. Cassidy being ousted in a similar fashion to that which reportedly occurred to Mr. Lloyd himself. I would have discussed such a reorganization with Mr. Lloyd had he returned any of the six telephone messages our firm left with the skeleton crew of his seemingly exiguous New York operation between March 6 and March 13, 2003.

     I would like to add to your Nantucket and Hamptons Recommended Reading Lists the 2002 annual report of an American institution called Berkshire Hathaway Inc., a public company run by someone to whom even the two of you might show some semblance of respect. As Mr. DiBenedetto's schedule seems packed with luncheons and ball games, maybe he can squeeze in a bit of "fiduciary time" during a seventh inning stretch to consider the views of a public company CEO who treats his owners quite differently than does Mr. Cassidy. However, as I have little confidence in your allocating resources to NWH's owners in excess of a few minutes per week, I will provide the two of you with corporate governance highlights from Berkshire Hathaway's 2002 annual report to ponder:

     o "Getting rid of mediocre CEOs and eliminating overreaching by the able ones requires action by owners - big owners."

     o "When managements take the low road in aspects that are visible, it is likely they are following a similar path behind the scenes. There is seldom just one cockroach in the kitchen."

     o "CEOs must embrace stewardship as a way of life and treat their owners as partners, not patsies."

     o "Most CEOs, it should be noted, are men and women you would be happy to have as trustees for your children's assets or as next-door neighbors. Too many of these people, however, have in recent years behaved badly at the office, fudging numbers and drawing obscene pay for mediocre business achievements."

     o "A director whose moderate income is heavily dependent on directors' fees - and who hopes mightily to be invited to join other boards in order to earn more fees -- is highly unlikely to offend a CEO or fellow directors, who in a major way will determine his reputation in corporate circles."

     o "Why have intelligent and decent directors failed so miserably? The answer lies not in inadequate laws - it's always been clear that directors are obligated to represent the interests of shareholders - but rather in what I'd call "boardroom atmosphere. It's almost impossible, for example, in a boardroom populated by well-mannered people, to raise the question of whether the CEO should be replaced. It's equally awkward to question a proposed acquisition that has been endorsed by the CEO, particularly when his inside staff and outside advisors are present and unanimously support his decision. (They wouldn't be in the room if they didn't.) Finally, when the compensation committee - armed, as always, with support from a high-paid consultant - reports on a mega grant of options to the CEO, it would be like belching at the dinner table for a director to
          suggest  that  the   committee   reconsider."

     o "These `social' difficulties argue for outside directors regularly meeting without the CEO - a reform that is being instituted and that I enthusiastically endorse. I doubt, however, that most of the other new governance rules and recommendations will provide benefits commensurate with the monetary and other costs they impose."

     o "It is certainly true that it is desirable to have directors who think and speak independently - but they must also be business-savvy, interested and shareholder oriented. As a result, their contribution to shareholder well-being was minimal at best and, too often, negative. These people, decent and intelligent though they were, simply did not know enough about business and/or care enough about shareholders to question foolish acquisitions or egregious compensation."

     o "We select directors who have huge and true ownership interests (that is, stock that they or their family have purchased, not been given by Berkshire or received via options), expecting those interests to influence their actions and dwarf other considerations such as prestige and board fees."

     As it appears that those to whom NWH's owners have entrusted corporate oversight continue to be impaired by the dreaded Deadbeat Director Disease, I feel it appropriate to include the essence of the Original 13D Letter's final paragraph in the hope that a second serving will hit the spot. Since Michael Specchio's propitiously-timed development and highly profitable sale of South Florida Television to BellSouth six years ago, NWH has to its discredit the steady bleeding away of these profits through unproductive holding company corporate overhead (including millions of dollars of salary and other expenses accruing to Mr. Cassidy's benefit). Furthermore, NWH owner value has been eroded further by the realization of taxable gains as a result of Mr. Cassidy's "hedging" activities vs. the tax-free spinoff of BellSouth shares that could have been accomplished years ago. Chapman Capital L.L.C., overseeing an initial investment position in NWH that the IRS deems "long term," has moved beyond its threshold of pain. As a result, we demand that the Board either a) sell NWH, as a whole or through a two-step transaction led by auction of ENS conducted by an investment banking firm, to the highest bidder, or b) obtain the resignation of Terrence Cassidy immediately. Utilizing the high-priced services of a man who some consider to be a failed Allen & Co. investment banker clearly has proven insufficient to date.

     Should Mr. Cassidy gracefully go into exile (as has been demanded of another President accused of terrorizing1 innocent people), NWH's owners should rest comfortably knowing that Chapman Capital has lined up several CEO candidates with far more experience in the affairs of ENS than the man they would supersede. Regarding the all-too-familiar subject of litigation, it would not surprise our firm in the least if your knee-jerk reaction to my attempted business communications were to telephone NWH legal counsel James Kardon to initiate spurious legal proceedings against one or more of NWH's owners. Should you make that call, please ask Mr. Kardon if he regrets the manner in which he represented Hosplex Systems, Inc. in the mid-1980s before it filed a petition under Chapter VII of the United States Bankruptcy Code in 1989. In particular, please ask Mr. Kardon if he wishes in hindsight that he had been more conscientious in his oversight of Hosplex's management in his legal role to protect Hosplex's owners, for whose benefit he was retained.

     In closing, we believe that Mr. Cassidy and his Board have treated NWH's public owners as "patsies" for too long. NWH's owners should be treated as partners who deserve to receive full value for their ownership stakes. We encourage the Board not to underestimate the time value of money and risks inherent to reaching for "two birds in the bush" when evaluating the remaining bids for ENS.

                                      Very truly yours,


                                      [/s/ _____________]


                                      Robert L. Chapman, Jr.

cc:    NWH, Inc. Board of Directors:
       Michael A. McManus, Jr. (CEO/President, Misonix Inc.; and
                                    former CEO, New York Bancorp Inc.; and
                                    former Ronald Perelman policymaker; and
                                    former Pres. Ronald Reagan assistant; and former Pres. Gerald Ford special assistant)
       Vincent Tese (former advisor, NY Governor Mario Cuomo)

  ncc (no cc):  Terrence Cassidy    (it is our view he may be too busy playing
                                    golf or vacationing to make the time to read this correspondence)


--------
1 American Heritage Dictionary:  "tr. v.  To fill or overpower with terror;
  terrify; To coerce by intimidation or fear."